EXHIBIT 5

[QUALITY DINING LOGO]                       Writer's Direct Dial: (219) 243-6616
                                             Writer's Direct Fax: (219) 243-4377


                                February 23, 2000


Mr. David W. Schostak
NBO, LLC
25800 Northwestern Highway
Suite 750
Southfield, Michigan  48075

Dear Mr. Schostak:

                     I am in receipt of your letter dated February 22, 2000 to Daniel B. Fitzpatrick in which NBO proposes a "friendly" cash merger transaction of the Company with an entity to be formed by NBO. As you are undoubtedly aware, NBO has communicated its proposal to the Company only 14 days prior to the Company's annual meeting. The offer is also subject to the receipt of financing sufficient to fund the proposed acquisition (although no details about such financing are set forth in your letter) as well as a full due diligence investigation.

                     The Board of Directors has determined that the Board to be elected at the March 7, 2000 annual meeting will, in accordance with its fiduciary duties, evaluate the fairness of the offer in the context of the Company's long-term strategy, as well as NBO's ability to finance and complete the transaction. In view of the timing of this offer in the context of a proxy fight initiated by NBO, the Board requests further evidence of NBO's ability to fund the proposed acquisition.

                     In the meantime, in light of NBO's bid, we ask NBO to withdraw its solicitation of proxies for NBO's nominees for Director. Given NBO's recent proposal and the conflicts inherent now that NBO is a bidder for the Company, we believe it would be highly improper for NBO's nominees to sit on the Board of Directors.

                     Please communicate your response to us as soon as possible.

                                                 Yours very truly,

                                                 /s/ John C. Firth

                                                 John C. Firth
                                                 Executive Vice President and
                                                 General Counsel


JCF/jc




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